THE PHILOSOPHER'S STONEGROUND
CONVERTIBLE PROMISSORY NOTE TERM SHEET

The intent of this term sheet is to describe certain key terms of a convertible note investment in The Philosopher's Stoneground, a California corporation (the **"Company"**).[1] This term sheet is not intended to be a binding agreement between the potential investor and the Company.

Interest: 5.5% simple interest will accrue on an annual basis based on 365 days in a year.

Maturity: The **"Maturity Date"** of the Notes is December 31, 2026.

Conversion: The Company expects to consummate, prior to the Maturity Date, an equity financing pursuant to which it will sell preferred stock with an aggregate sales price of not less than $500,000. Upon such financing (a **"Qualified Financing"**), upon agreement of both parties, all principal and any accrued but unpaid interest under the Notes shall convert into the stock sold in the Qualified Financing at a price per share (the **"Conversion Price"**) which shall be the lesser of (i) 80% of the cash price per share paid by the investors in the Qualified Financing and (ii) the price obtained by dividing $6,400,000 by the **"Financing Capitalization"** (defined below). If the Conversion Price is less than the cash price per share at which preferred stock issued in the Qualified Financing, the Company may, solely at its option, elect to convert the Notes into shares of a newly created series of capital stock having the identical rights, privileges, preferences, and restrictions as the preferred stock issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of new investors in the Qualified Financing relative to the purchase price paid by such investors.

"Financing Capitalization" means all shares of Company capital stock issued and outstanding immediately prior to the Qualified Financing.

If the Company does not consummate a Qualified Financing or if the Note does not convert into preferred stock prior to the Maturity Date, then within 30 days after the Maturity Date, the Company shall repay all principal and any accrued but unpaid interest under the Note.

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[1] The Company plans to convert to a Delaware public benefit corporation.

Prepayment: The Note may not be prepaid without consent of the holder. The Company has the right to prepay accrued interest at any time during the term of the Note.

Security: The Note will be an unsecured obligation of the Company.

Subordination: The Note shall be subordinated to all indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Most Favored Investor: In the event the Company sells or issues any convertible instruments (other than the issuance of stock options to service providers of the Company) at any time prior to the conversion of the Note, the Company shall provide the holder with written notice of such sale or issuance. In the event the holder determines, in its sole and absolute discretion, that such instrument contains terms more favorable to the holder than the terms of the Note, the holder may elect to exchange the Note for such instrument.

Priority: The Note shall rank pari passu in all respects (including right of payment) to all other convertible indebtedness of the Company, now or hereafter existing.

Amendment: The Note may be amended by mutual agreement of the Company and the holder or by mutual agreement of the Company and the Majority Holders (the holders of a majority of the aggregate principal amount of the then outstanding amount of all notes with substantially the same terms as this Note).

Assignment: This Note may be assigned by Company to any successor entity of Company. In the case of such an assignment, the successor entity shall assume all obligations under this Note and shall notify holder promptly of such assignment.

Note Purchase Agreement: The Notes will be issued pursuant to a definitive Note Purchase Agreement between the Company and the investors, containing customary covenants and representations and warranties of the parties.

Costs: The Company and the investors shall bear their own fees and expenses.